News Release

Alexco Identifies 20 Meter Wide Mineralized Structural Zone at
Bermingham, Keno Hill Silver District, Yukon

December 15, 2009 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce additional results from its 2009 exploration core drilling program at the Keno Hill Project, Yukon. In addition to the largely successful 2009 exploration program targeting expansion and/or extension of known high grade silver mineralization related to historic mines, a regional exploration program was undertaken to identify new structural targets with potential to host significant silver deposits. This effort was initiated in the area of the historical Bermingham mine, located approximately 1.5 kilometers southwest of the historical Hector Calumet mine.

At Bermingham, two drill holes intersected a structural zone up to 20 meters wide containing extensive quartz veining with local siderite and associated galena and sphalerite. Intercepts include the following:

DDH K09-220 cut an interval grading: 783 grams per tonne silver (22.8 ounces per ton), 2.7% lead and 4.2% zinc over 2.87 meters from 248.86 to 251.73 meters within a 16.01 meter interval grading 174 grams per tonne silver (5.1 ounces per ton), 0.7% lead and 1.2% zinc from 241.22 to 257.23 meters.

DDH K09-219 cut an interval grading: 539 grams per tonne silver (15.7 ounces per ton), 0.6% lead and 0.4% zinc over 2.56 meters from 220.76 to 223.32 meters within a 12.83 meter interval grading 187 grams per tonne silver (5.5 ounces per ton), 0.3% lead and 0.6% zinc from 210.49 to 223.32 meters.

Both holes were drilled from the same location testing the structure at varying depths. K09-220, the deeper hole, intersected the zone approximately 40 meters below K09-219 where mineralization remains open along strike and down dip. The northeast-trending hosting structure is on strike and is assumed to be the same structure which, at least in part, hosts the historic Hector Calumet mine located approximately 1.5 kilometers to the northeast. Hector Calumet, the largest historical mine in the district, produced approximately 96 million ounces of silver with an average grade of approximately 35 ounces silver per ton over a +20 year mine life. The Bermingham mine itself produced in excess of 3.5 million ounces, from minor underground workings and a small open pit in an area of limited past exploration. The Hector Calumet and Bermingham mines, and the area of current drilling, are all located on a common pre-mineral fault zone which has been subsequently reactivated and mineralized. In addition, each of these areas is characterized by similar structural and stratigraphic features considered consistent with other major silver deposits in the district. Based on the favorable geologic setting and encouraging 2009 assay intercepts, the Bermingham mine area will be a focus of further exploration by Alexco in 2010 along with the Lucky Queen and Silver King mine areas.

Results of all of the 2009 Keno Hill drill hole results are now available on the Alexco Resource Corp. website at www.alexcoresource.com. Results include the underground drill intercepts from the Bellekeno

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Southwest Zone drilling completed last July and the surface drilling on the Bellekeno hangingwall targets, the Runer prospect and the Coral Wigwam prospect, also completed last summer. Plans and sections for the areas drilled showing locations of the completed drill holes are also available for review.

Notes

True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual drill thicknesses.

The 2009 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101. A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to Eco Tech Laboratory at Whitehorse, YT for preparation with fire assay and multi-element ICP analyses done at Eco Tech Laboratory’s facility at Kamloops, BC.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this news release contain forward-looking information concerning the Corporation's anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this press release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.